UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-25837

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive, Suite 4200, Chicago, Illinois 60606-6303

(312) 496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

			PAGE
Report of Independent Registered Public Accounting Firm			1

Financial Statements:

	Statements of Net Assets Available for Benefits, as of December 31, 2006 and 2005		2

	Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2006		3

Notes to Financial Statements			4

Supplemental Schedule

	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006		8

Signature			9

Exhibit:

	Exhibit 23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 26, 2007

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
Assets:

Investments, at fair value:

Mutual funds	$106,294,088	$88,478,808
Heidrick & Struggles International, Inc. Stock Fund	13,345,659	11,919,056
Participant loans	556,051	530,830

Total investments	120,195,798	100,928,694

Participants contribution receivable	—	1,721

Net assets available for benefits	$120,195,798	$100,930,415

See accompanying notes to financial statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006

Additions to net assets attributed to:

Interest and dividend income	$4,782,567
Interest on participant loans	36,970
Contributions – Company	1,330,940
Contributions – participants	5,129,622
Contributions – participant rollovers	3,303,455
Net appreciation in fair value of investments	9,763,152

Total additions	24,346,706

Deductions from net assets attributed to:

Benefits paid to participants	5,056,927
Administrative expenses	24,396

Total deductions	5,081,323

Net increase in net assets	19,265,383
Net assets available for benefits:

Beginning of year	100,930,415

End of year	$120,195,798

See accompanying notes to financial statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established as of January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees and the eligible employees of any other organization designated by HSII’s Board of Directors.

The Plan provides for elective contributions on the part of the participating employees and for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 (IRC) as it pertains to plans intended to qualify under Section 401(a) of the IRC.

Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records of the Plan and assumes responsibility for the proper allocation of income among all participants accounts in the Plan. The Plan is administered by a Plan Administrator and an Investment Committee, the latter of which is appointed by the Company’s Board of Directors.

Contributions

After completing 30 days of service and attaining age 21, participants may contribute up to 50% of their eligible compensation up to the maximum allowed by the IRC. For 2006, the Company matched contributions each payroll period of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $3,000. In 2005, the Company matched contributions each payroll period of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $2,500. Additionally, the Company’s Compensation Committee has the option of making discretionary contributions to benefit all participants with a minimum of one year of service. This discretionary amount is determined each year by the Company’s Compensation Committee. For the 2006 and 2005 plan years, the Company’s Compensation Committee elected not to make a discretionary contribution.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions as well as in their employer’s matching contributions and earnings thereon. Vesting in the Company’s discretionary contributions and earnings thereon commences after three years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after three years of service, 40% vested after four years of service, 60% vested after five years of service, 80% vested after six years of service, and 100% vested after seven years of service. Nonvested portions of Company discretionary contributions are forfeited as of a participant’s termination date and are used to reduce the Company’s future contribution.

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $78,179 and $43,931, respectively. These accounts will be used to reduce future employer contributions.

Participant Accounts

Participants may direct their account balance among the various investment options offered by the Plan. Each participant’s account is credited with their contributions, the employer matching contributions, and an allocation of the employer discretionary contribution, if any, and plan earnings. Administrative and trustee fees not paid by the Company are charged to the participant’s account. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of December 31, 2006 and 2005, there were 872 and 760 participants in the Plan, respectively.

Payment of Benefits

When a participant terminates their employment with the Company and elects to receive a distribution, the participant’s vested account may be rolled over to a qualified plan or be distributed as a lump-sum amount to the participant or to the participant’s designated beneficiary in the event of the participant’s death. If a terminated participant has prior money pension purchase monies and elects to receive a distribution, the participant’s vested account for those monies may only be (a) rolled over to a qualified plan, (b) distributed as a lump-sum amount, (c) applied toward the purchase of various types of annuities, or (d) distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Loans to Participants

Participants may borrow the lesser of $50,000 or one-half of their vested account balance in the Plan, exclusive of the Heidrick & Struggles International, Inc. Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Administrative Fees

Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan.

Plan Termination

Although it has not expressed an interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall then be distributed to participant accounts in such a manner as the Company shall determine.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. HSII common stock is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Risks and Uncertainties

The Plan provides for investments in HSII common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payments of Benefits

Benefits are recorded when paid.

3. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
American Funds EuroPacific Growth Fund; R-4 Class	$9,281,419	$6,259,285
Harbor Small Cap Value; Investor Class	6,412,738	5,582,911
PIMCO Total Return Fund; Institutional Class	7,965,926	7,266,207
Vanguard Strategic Equity Fund	12,210,721	10,851,989
Vanguard Total Stock Market Index Fund Investor Shares	17,939,335	14,817,346
Vanguard Wellington Fund Investor Shares	8,773,514	6,407,787
Vanguard Windsor II Fund Investor Shares	13,383,281	10,103,961
Vanguard Retirement Savings Trust	19,295,251	19,501,867
Heidrick & Struggles International, Inc. Stock Fund	13,345,659	11,919,056

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as follows:

Mutual funds	$6,288,623
Heidrick & Struggles International, Inc. Company Stock Fund	3,474,529

Total	$9,763,152

4. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group, an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2006, the Plan’s HSII Company Stock Fund held $60,292 of cash and 313,630 shares of HSII common stock with a cost of $468,283 and a current value of $13,285,367. This represents 1.77% of HSII’s outstanding stock at December 31, 2006. During the year ended December 31, 2006, 56,911 shares were sold at a weighted average price of $36.23 per share, or total sales of $2,062,050. There were no shares distributed to participants during the year ended December 31, 2006. There were 100 shares purchased during the year ended December 31, 2006, at a weighted average price of $33.74 per share, for total purchases of $3,374.

As of December 31, 2005, the Plan’s HSII Company Stock Fund held $46,422 of cash and 370,441 shares of HSII common stock with a cost of $583,787 and a current value of $11,872,634. This represents 2.0% of HSII’s outstanding stock at December 31, 2005. During the year ended December 31, 2005, 80,752 shares were sold at a weighted average price of $31.30 per share, or total sales of $2,527,794. There were 42,952 shares distributed to participants during the year ended December 31, 2005. There were 600 shares purchased during the year ended December 31, 2005, at a weighted average price of $27.28 per share, for total purchases of $16,368.

5. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 23, 2005, that the Plan and related trust, as amended and restated effective January 1, 2003, including the First Amendment thereto, are designed in accordance with the applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Effective March 28, 2005, the Plan was amended to implement the automatic rollover provisions under Section 401(a)(31)(B) of the IRC as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. This Second Amendment lowered the mandatory cash out threshold from $5,000 to $1,000 and converted the form of direct rollovers for amounts between $1,000 and $5,000 to a qualified individual retirement account. Although the Second Amendment has not been approved by the IRS, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Effective January 1, 2006, the Plan was amended to reflect certain provisions of the final regulations under Sections 401(k) and 401(m) of the IRC that were published on December 29, 2004. This Third Amendment was intended as “good faith” compliance with the requirements of these provisions.

Effective January 1, 2007, the Plan was amended to provide a nondiscretionary Company matching contribution equal to 100% of a participant’s contribution not to exceed the greater of $3,500 or 2.5% of a participant’s compensation (maximum of $5,625). In order for a participant to vest in the 2007 Company match, the participant must be employed by the Company on December 31, 2007. This Fourth Amendment also provided that vesting in the Company’s discretionary contributions made after the 2006 plan year and earnings thereon commences after two years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service.

Although the Third Amendment and Fourth Amendment have not been approved by the IRS, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Current value
American Funds	American Funds EuroPacific R-4 Class; 201,858 shares	$9,281,419
Harbor Fund	Harbor Small Cap Value; Investor Class; 302,630 shares	6,412,738
PIMCO	PIMCO Total Return Fund; Institutional Class; 767,430 shares	7,965,926
*Vanguard Group	Vanguard PRIMECAP Fund; 80,509 shares	5,551,100
*Vanguard Group	Vanguard Strategic Equity Fund; 516,528 shares	12,210,721
*Vanguard Group	Vanguard Target Retirement 2005; 32,402 shares	371,653
*Vanguard Group	Vanguard Target Retirement 2015; 45,134 shares	562,370
*Vanguard Group	Vanguard Target Retirement 2025; 66,198 shares	863,228
*Vanguard Group	Vanguard Target Retirement 2035; 77,299 shares	1,072,132
*Vanguard Group	Vanguard Target Retirement 2045; 42,245 shares	604,947
*Vanguard Group	Vanguard Target Retirement Income Fund; 8,153 shares	87,237
*Vanguard Group	Vanguard Total Stock Market Index Fund Investor Shares; 526,235 shares	17,939,335
*Vanguard Group	Vanguard Wellington Fund Investor Shares; 270,537 shares	8,773,514
*Vanguard Group	Vanguard Windsor II Fund Investor Shares; 385,130 shares	13,383,281
*Vanguard Group	Vanguard Brokerage Option Fund	1,919,236
*Vanguard Group	Vanguard Retirement Savings Trust; 19,295,251 shares	19,295,251
*Heidrick & Struggles International, Inc.	Heidrick & Struggles International, Inc. Stock Fund; 313,630 shares	13,345,659
*Plan participants	Participant Loan Fund; interest rates range from 4% - 9.25%; maturity dates range from 02/07 to 04/12.	556,051

Total investments		$120,195,798

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2007	Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan

	By:	/s/ Kathy Jensen-Watts
Plan Administrator